May 9, 2014

VIA EDGAR

Linda Cvrkel
Heather Clark
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 28, 2014
File No. 000-20557

Dear Ms. Cvrkel:

This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on April 25, 2014 with regard to the Form 10-K for the fiscal year ended December 31, 2013.

In connection with our Form 10-K for the fiscal year ended December 31, 2013, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 32

SEC COMMENT:

1. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

REGISTRANT RESPONSE:

Based on the comment provided by the Staff, we will include detailed discussion of cash flows covering all three years presented in our financial statements in future Form 10-K filings.

Financial Statements, page 38

Notes to the Consolidated Financial Statements, page 47

2. Inventories, page 52

SEC COMMENT:

2. We note from page 21 that as of December 31, 2013, 13.3 million of the 96.6 million bushels of grain in your inventory were stored for others. Please tell us, and revise the notes to your financial statements to disclose how the company accounts for inventory that is stored for others. We note from the disclosures in your 10-K that you record storage fees for warehousing the grain. However, please clarify whether the market value of such grain is included in your inventory cost and if not, please explain which party has title to the grain and is exposed to the risk of loss in the event the grain is damaged or destroyed.

REGISTRANT RESPONSE:

We own certain federal and state licensed warehouses that, in exchange for a warehousing fee, store grain on behalf of others. Although we are in physical possession of the grain, the amounts are excluded from inventory because we do not have title to the grain. As the operator of a licensed warehouse, we are required to be bonded and insured for our capacity under the license and are obligated to return to the title holder of the grain an equal quantity and quality of grain as designated on the storage document. Our risk of loss with respect to any grain held in storage for others in our licensed warehouses is limited deficiencies in grade or shortage of quantity that may arise during the storage period.

In future filings, the Company will include disclosures to clarify this arrangement. Disclosures included in the Form 10-Q for the quarter ended March 31, 2014 follows for the Staff’s consideration:

Inventories on the Condensed Consolidated Balance Sheets at March 31, 2014, December 31, 2013 and March 31, 2013 do not include 5.6 million, 13.3 million and 17.7 million bushels of grain, respectively, held in storage for others. The Company does not have title to the grain and is only liable for any deficiencies in grade or shortage of quantity that may arise during the storage period. Management does not anticipate material losses on any deficiencies.

18. Subsequent Events, page 89

SEC COMMENT:

3. We note that the redemption of a portion of your holdings in LTG during the first quarter of 2014 resulted in the recognition of a $17 million gain. Given the significance of this amount to your results of operations, please tell us, and revise to disclose, how you calculated the $17 million gain recognized in your financial statements.

REGISTRANT RESPONSE:

We received proceeds of $60 million for the partial share redemption of our holdings in LTG. In accordance with ASC 323-10-35-35, we recognized a gain on sale equal to the difference between the selling price and the carrying amount of the stock sold. The carrying amount of our investment in LTG was first reduced by the pro-rata share of this cash distribution to which we were already entitled at the time of the redemption (47.5%) to determine our new cost basis in LTG. This reflected the fact that our proportionate share of the net assets of LTG had declined following the payment by LTG. The remaining $31.5 million of cash received was the purchase consideration for the number of shares sold under the redemption agreement. The difference between the new cost basis of the shares sold and the $31.5 million of purchase consideration resulted in a book gain of $17.0 million, which we recorded during the first quarter 2014.

We have provided the following disclosure in our March 31, 2014 Form 10-Q filing:

On January 22, 2014, the Company entered into an agreement with LTG for a partial redemption of the Company's investment in LTG for $60 million. The redemption reduced the Company's interest in LTG from approximately 47.5 percent to approximately 39.2 percent on a fully diluted basis. A portion of the proceeds ($28.5 million) was considered a distribution of earnings and reduced the Company’s cost basis in LTG. The difference between the remaining proceeds of $31.5 million and the new cost basis of the shares sold, net of deal costs, resulted in a book gain of $17.1 million ($10.7 million after tax). This gain was recorded in Other income, net for the three months ended March 31, 2014.

Lansing Trade Group, LLC Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 100

Note 3 - Investments at Equity, page 103

SEC COMMENT:

4. We note that during July 2013, LTG paid cash of $40 million and contributed its Canadian commodity merchandising business for a non-controlling 50% equity share in a Canadian company that operates grain elevators in Ontario that resulted in the recognition of a $5.7 million gain. Please tell us how LTG determined the fair value of the 50% equity interest received, the fair value of the Canadian commodity merchandising business contributed as part of the consideration issued to acquire the

50% equity share of the Canadian grain elevator operator, and explain in detail how LTG calculated or determined the $5.7 million gain recognized in connection with this transaction.

REGISTRANT RESPONSE:

Background
On July 1, 2013, The Andersons, Inc. formed Andersons Lux HoldCo S.à.r.l. (“Andersons Lux”) and Lansing Trade Group, LLC (“LTG”) formed Lansing Lux HoldCo S.à.r.l. (“Lansing Lux”). On July 12, 2013, the two newly formed entities each contributed CAD$10,100 and formed a joint venture called Lux JV Treasury Holding Company S.à.r.l. (“Lux JV”). Andersons Lux and Lansing Lux each own a 50% stake in Lux JV and each have the ability to exercise significant influence over the investee. However, neither investor has a controlling financial interest or a controlling voting interest in Lux JV.

On July 31, 2013, The Andersons, Inc. and LTG each contributed CAD$3.1 million to Navy Holdings, LLC (“Navy”), an entity formed in May 2013. The Andersons, Inc. and LTG each own a 50% stake in Navy and each have the ability to exercise significant influence over the investee. However, neither investor has a controlling financial interest or a controlling voting interest in Navy.

On July 31, 2013, Lux JV and Navy entered into a series of transactions, acquiring 100% of Thompsons Limited (“Thompsons”), a Canadian grain, agricultural inputs and supplies, and seed trading and distribution company, and a Canadian grain merchandising business that was contributed by LTG.

The purchase price of the outstanding shares of Thompsons was CAD$158.2 million and was funded through equity contributions from Lux JV and Navy and further leveraging Thompsons. Thompsons’ U.S. operations were acquired by Navy at the time of the acquisition and had a fair value of CAD$6.2 million. The following table details the sources of funds used to finance the purchase price:

(amounts in millions of Canadian dollars)
Lux JV cash contributions (from Andersons Lux)	$46.4
Lux JV cash contributions (from Lansing Lux)	38.4
Navy cash contributions (from The Andersons, Inc.)	3.1
Navy cash contributions (from LTG)	3.1
Term bank loan	50
Line of credit draws	17.2
158.2

The Canadian grain merchandising business (“Contributed Business”), a component of LTG’s Canadian branch, had a fair value of CAD$8.0 million was contributed by LTG to Thompsons in exchange for newly issued shares of Thompsons with a fair value of CAD$8.0 million. LTG contributed the newly issued shares of Thompsons to Lux JV.

Fair Value of 50% Equity Interest Received
The total fair value of the business combination was CAD$166.2 million. This fair value of equity was determined as follows:

(amounts in millions of Canadian dollars)
Cash paid to acquire Thompsons Limited from former shareholders	$158.2
Fair values of newly issued shares of Thompsons (1)	8.0
Fair value of the business combination	166.2

Less: Additional debt issued by Thompsons to fund acquisition	(67.2)
Fair value of equity contributed	99.0

	x	50%
Fair value of 50% of the equity interest		49.5

Fair value of acquired equity by entity:
Lux JV		92.8
Navy		6.2
		99.0
(1) Please see the Fair Value of Contributed Business section for a discussion of the valuation methodology applied by management. Because the Contributed Business was contributed to Thompsons at fair value, it would not have diluted the fair value of Thompsons or the related per share value of the newly issued shares of Thompsons.

Fair Value of Contributed Business
The valuation initially was determined by the shareholders of Lux JV when establishing the equity contributions to be made by each party to fund the acquisition of Thompsons and was contracted at CAD$8.0 million. This would represent an indication of value as determined by market participants.

LTG also obtained a valuation of the Contributed Business from an independent appraiser, American Appraisal. The independent appraiser valued the Contributed Business using the discounted cash flow method of the income approach. Key assumptions include (1) cash flows based on estimates used to price the transaction by the shareholders of Lux JV, (2) a discount rate of 13.5%, and (3) a terminal value based on long-term sustainable growth rate of 1%. This valuation method resulted in a fair value range of the Contributed Business of CAD$6.1 million - 8.3 million with a midpoint of CAD$7.2 million.

LTG selected a fair value of CAD$8.0 million.

Deconsolidation Gain Determination
On July 31, 2013 and immediately prior to its contribution to Lux JV, the Contributed Business had a carrying value of USD$2.0 million, which was comprised of tangible operating assets and liabilities and the amount of which was agreed to by The Andersons, Inc. and LTG. LTG considered the guidance in ASC 323-10-30-2, ASC 810-10-40-4, ASC 810-10-40-4A, and ASC 810-10-40-5 when determining the appropriate accounting treatment.

As a result of applying the aforementioned guidance, LTG recognized a gain in other income of USD$5.8 million.

(amounts in millions of U.S. dollars)
Fair value received (1)	$3.9
Fair value retained (2)	3.9
Less: Carrying amount of noncontrolling interests prior to deconsolidation	—
Less: Carrying amount of the former subsidiary's assets and liabilities	(2.0)
5.8
(1) Fair value of 50% of CAD$8.0 million of the newly issued shares of Thompsons at July 31, 2013 exchange rate of 1.0272.
(2) Fair value of 50% of CAD$8.0 million of the Contributed Business at July 31, 2013 exchange rate of 1.0272.

We welcome the opportunity to discuss any questions with respect to our responses to the Staff's comments. Please direct your questions to Naran Burchinow, Vice President, General Counsel and Secretary at (419) 891-6403 or Naran_Burchinow@andersonsinc.com or John Granato, Chief Financial Officer at (419) 897-6764 or John_Granato@andersonsinc.com.

Very truly yours,

/s/ John Granato

John Granato
Chief Financial Officer